

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 28, 2018

Edward J. Fred
Chief Executive Officer
Origo Acquisition Corporation
708 Third Avenue
New York, NY 10017

      **Re: Origo Acquisition Corporation
                Preliminary Proxy Statement on Schedule 14A
                Filed February 16, 2018
                File No. 001-36757**

Dear Mr. Fred:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ A.N. Parker

                        Anne Nguyen Parker
                        Assistant Director
                        Office of Transportation and Leisure

cc: Lawrence A. Rosenbloom
        Ellenoff Grossman & Schole LLP